UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-CR

CURRENT REPORT

MONEY MARKET FUND MATERIAL EVENTS

Part A: General information

Item A.1	Report for 06/01/2016.

Item A.2	CIK Number of registrant: 0000835663

Item A.3	EDGAR Series Identifier: S000006375

Item A.4	Securities Act File Number: 33-22884

Part B: Default or event of insolvency of portfolio security issuer

Not applicable.

Part C: Provision of financial support to fund

Item C.1	Description of nature of support.	Capital contribution in connection with the liquidation of the Tax-Exempt Cash Portfolio

Item C.2	Person providing support.	Glenmede Investment Management LP

Item C.3	Brief description of relationship between the person providing support and the fund.	Glenmede Investment Management LP is the Tax-Exempt Cash Portfolio’s investment adviser

Item C.4	Date support provided.	05/31/16

Item C.5	Amount of support.	$209,645.72

Item C.6	Security supported (if applicable). Disclose the name of the issuer, the title of the issue (including coupon or yield, if applicable) and at least two identifiers, if available (e.g., CUSIP, ISIN, CIK, LEI).	Not applicable.

Item C.7	Value of security supported on date support was initiated (if applicable).	Not applicable.

Item C.8	Brief description of reason for support.	The Tax-Exempt Cash Portfolio is liquidating and a capital contribution is being made in an amount equal to the difference between the Portfolio’s net assets and the net asset value of shares outstanding on the liquidation date.

Item C.9	Term of support.	Not applicable.

Item C.10	Brief description of any contractual restrictions relating to support.	Not applicable.

Part D: Deviation between current net asset value per share and intended stable price per share

Not applicable.

Part E: Imposition of liquidity fee

Not applicable.

Part F: Suspension of fund redemptions

Not applicable.

Part G: Removal of liquidity fees and/or resumption of fund redemptions

Not applicable.

Part H: Optional disclosure

Not applicable.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

The Glenmede Fund, Inc.

/s/ Mary Ann B. Wirts
Mary Ann B. Wirts President

Date:	June 1, 2016